Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended

Filer: Huntington Bancshares Incorporated
Subject Company: Unizan Financial Corp.
Commission File No. 333-113639

Forward-looking Statements

This filing contains certain forward-looking statements, including certain plans, expectations, goals, and projections, and including statements about the benefits of the merger between Huntington and Unizan, which are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the businesses of Huntington and Unizan may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the merger may not be fully realized within the expected timeframes; disruption from the merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the merger may not be obtained on the proposed terms and schedule; Unizan’s stockholders may not approve the merger; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in Huntington’s 2002 Annual Report on Form 10-K/A, Unizan’s 2002 Annual Report on Form 10-K, and documents subsequently filed by Huntington and Unizan with the Securities and Exchange Commission. All forward-looking statements included in this news release are based on information available at the time of the release. Neither Huntington nor Unizan assume any obligation to update any forward-looking statement.

Additional Information About the Merger and Where to Find It

Huntington and Unizan will be filing relevant documents concerning the transaction with the Securities and Exchange Commission, including a registration statement on Form S-4 which will include a proxy statement/prospectus. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Huntington and Unizan, at the Securities and Exchange Commission’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Bancshares Incorporated, Huntington Center, 41 South High Street, Columbus, Ohio 43287, Attention: Investor Relations, 614-480-4060, or Unizan Financial Corp., 220 Market Avenue South, Canton, Ohio 44702, Attention: Media Relations, 330-438-4858.

Stockholders are urged to read the proxy statement/prospectus, and other relevant documents filed with the Securities and Exchange Commission regarding the proposed transaction when they become available, because they will contain important information.

The directors and executive officers of Unizan and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Unizan’s directors and executive officers is available in its proxy statement filed with the SEC by Unizan on March 14, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

From:	Tom Hoaglin Roger Mann

Our Unizan and Huntington integration teams have worked diligently to get us through the early stages of our integration process. We are extremely pleased about how the teams have come together. We have achieved agreement about the decisions being made and we are more excited than ever about the merger.

We previously announced the formation of our Eastern Ohio Region, which will be led by Roger Mann. This region will be created as part of our merger and will include 30 banking offices in Stark, Tuscarawas, Muskingum and southern Summit counties. The Unizan offices in the Columbus/Newark-area will become part of Huntington’s Central Region, led by Jim Kunk; and the Dayton offices will become part of Huntington’s Southern Ohio/Northern Kentucky Region, led by Mike Prescott.

We also wanted to share with you several other decisions that have now been finalized, with input from the Huntington and Unizan integration teams.

Similar to other Huntington regions, the Eastern Ohio Region, which will be headquartered in Canton, will have an executive team with leaders from Retail, Commercial, Human Resources, Communications/Marketing and Finance. Reporting to Roger, Jim Nicholson, current COO of Unizan Financial Corp., will serve as a senior executive. Other team members identified to date include, Jerilynn Ferguson – Human Resources, Sandy Upperman – Communications/Marketing, and Renee Wood – Finance. We will keep you apprised as others are named. We also will have two Community Presidents – George Glasser in Dover, and Tom Selock in Zanesville. They will manage Retail, Commercial and Business Banking in those markets.

Eight Unizan offices and two Huntington offices will be consolidated at the time of customer conversion, a date has yet to be formally determined but will probably be in the latter part of the third quarter. We do not expect that Unizan or Huntington banking office associates will experience a job loss as a result of a consolidation.

Additionally, we have decided not to continue to originate new loans in the Finance Company (UBFS) or Aircraft businesses after the merger. However, we will continue to grow the Unizan SBA specialty business across Huntington, led by Craig Street who will be reporting to Jim Nicholson in Canton.

To realize the efficiencies that the merger opportunity presents, there will be some non-banking office job loss. Because we have the utmost respect for the talent each associate brings to the organization, we are committed to retaining associates wherever possible. Unizan associates will receive preference for available positions within Huntington. The posting process for available Huntington positions will be communicated to you tomorrow.

Through individual meetings during the remainder of this week, all associates will learn from their managers how they are impacted. Associates whose positions are eliminated will be eligible to apply for open Huntington positions, and will be eligible for Huntington’s Transition Pay Plan and outplacement services if they are unable to secure a position.

The future of our combined organization is quite positive, but we recognize this is a difficult process. We remain committed to all Unizan markets and to providing superior customer service. We appreciate your patience and all that you are doing to ensure a successful integration.

Additional information about the merger and where to find it.
     Huntington and Unizan will be filing relevant documents concerning the transaction with the Securities and Exchange Commission, including a registration statement on Form S-4 which will include a proxy statement/prospectus. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Huntington and Unizan, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Bancshares Incorporated, Huntington Center, 41 South High Street, Columbus, Ohio 43287, Attention: Investor Relations, 614-480-5676, or Unizan Financial Corp., 220 Market Avenue South, Canton, Ohio, 44702, Attn: Media Relations, 330-438-4858.

     Stockholders are urged to read the proxy statement/prospectus, and other relevant documents filed with the Securities and Exchange Commission regarding the proposed transaction when they become available, because they will contain important information.

     The directors and executive officers of Unizan and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Unizan’s directors and executive officers is available in its proxy statement filed with the SEC by Unizan on March 14, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.